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           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 4


                                   FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                    Securities Exchange Act of 1934

                          For the month of July 1999

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                          3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F X       Form 40-F
                                    -

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing under the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes ___           No X
                                               -

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.



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                                       2

NOTICE OF ACQUISITION OF TREASURY SHARES:

        On July 13, 1999 the registrant purchased 48,898 shares of its common stock on the open market at a price of (Yen)1,500,000 per share. The registrant will hold such shares in treasury. Enclosed is the English translation of a press release filed in Japan today relating thereto.


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                                   SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NIPPON TELEGRAPH AND TELEPHONE
                                           CORPORATION



                                        By   /s/ KAZUTO TSUBOUCHI
                                           -------------------------------
                                           Name:  Kazuto Tsubouchi
                                           Title: Senior Manager
                                                  Department IV


Date:  July 13, 1999

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                                        NTT

                                        NIPPON TELEGRAPH AND TELEPHONE   [LOGO]
                                        CORPORATION
                                        ---------------------------------------

NEWS RELEASE
-------------------------------------------------------------------------------

                                        Press Relations
                                        Telephone 03-5205-5550
                                        2-2 Otemachi 2-Chome Chiyoda-ku
                                        Tokyo  100-0004 Japan

FOR IMMEDIATE RELEASE                                           July 13, 1999



                   Results of Acquisition of Treasury Shares



NTT announces that, today, it has made the following acquisition of treasury shares as declared by the company yesterday.

1. Reason for Acquisition: Distribution of profits.
2. Type of Shares Acquired: NTT par-value common stock.
3. Number of Shares Acquired: 48,898
4. Price: (Yen)1,500,000
5. Date of Acquisition: July 13, 1999
6. Method of Acquisition: Purchased by the Tokyo Stock Exchange's ToSTNET-2 (closing-price transaction)

                                     # # #


For further information, please contact:

        Kenya Nakatsuka
        Press Relations
        Nippon Telegraph and Telephone Corporation
        Telephone: (03) 5205-5550
        E-mail: k.nakatsuka@hco.ntt.co.jp